TIM S.A.
João Cabral de Melo Neto Avenue, 850 – South Tower – 12th Floor
22775-057 Rio de Janeiro, RJ
Brazil

March 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TIM S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 30, 2026. This disclosure can be found on pages 92 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

TIM S.A.
By:	/s/ Alberto Mario Griselli
	Name:	Mr. Alberto Mario Griselli
	Title:	Chief Executive Officer